**TO ALL STOCK EXCHANGES**

**BSE LIMITED**
**NATIONAL STOCK EXCHANGE OF INDIA LIMITED**
**NEW YORK STOCK EXCHANGE**

May 26, 2023

Dear Sir/ Madam,

**Subject: Company update**

This is to inform, that the Board, based on the recommendation of the Nomination and Remuneration Committee considered and approved the following:

1. **Appointment of Helene Auriol Potier as an additional director in the capacity of an independent director**

   The Board, subject to the approval of the shareholders, considered and approved appointment of Helene Auriol Potier (DIN: 10166891) as an additional director in the capacity of an independent director for a period of three years effective May 26, 2023.

   It may be noted that Helene Auriol Potier has no relationship with any member of the Board of directors and meets all the criteria to be appointed as an independent director under applicable laws including circulars issued by the stock exchanges from time to time.

   Declaration pursuant to BSE Circular No. LIST/COMP/14/2018-19 dated June 20, 2018, and NSE Circular No. NSE/ CML/2018/24 dated June 20, 2018 has been obtained that she has not been debarred from holding office of a Director by virtue of any order passed by the Securities and Exchange Board of India or any other such authority.

   In this regard, a press release including her brief profile is enclosed herewith.

2. **Reappointment of Bobby Parikh as an independent director**

   The Board, subject to the approval of the shareholders, considered and approved reappointment of Bobby Parikh (DIN: 00019437) as an Independent Director for the second term of five years, effective July 15, 2023 till July 14, 2028. Bobby was appointed for a period of three years from July 15, 2020 and his term was ending on July 14, 2023.

   It may be noted that Bobby Parikh has no relationship with any member of the Board of directors and meets all the criteria to be appointed as an independent director under applicable laws including circulars issued by the stock exchanges from time to time.

   Declaration pursuant to BSE Circular No. LIST/COMP/14/2018-19 dated June 20, 2018, and NSE Circular No. NSE/ CML/2018/24 dated June 20, 2018 has been obtained that he has not been debarred from holding office of a Director by virtue of any order passed by the Securities and Exchange Board of India or any other such authority.

**INFOSYS LIMITED**
CIN: L85110KA1981PLC013115
44, Infosys Avenue
Electronics City, Hosur Road
Bengaluru 560 100, India
T 91 80 2852 0261
F 91 80 2852 0362
investors@infosys.com
www.infosys.com

His brief profile is available on the website of the Company under following link: https://www.infosys.com/about/management-profiles/bobby-parikh.html.

For **Infosys Limited**

SURYANARAYANA ANUR GURUGOPALA RAJU MANIKANTHA

Digitally signed by SURYANARAYANA ANUR GURUGOPALA RAJU MANIKANTHA
Date: 2023.05.26 21:14:00 +05'30'

**A.G.S. Manikantha**
**Company Secretary**

**INFOSYS LIMITED**
CIN: L85110KA1981PLC013115
44, Infosys Avenue
Electronics City, Hosur Road
Bengaluru 560 100, India
T 91 80 2852 0261
F 91 80 2852 0362
investors@infosys.com
www.infosys.com

Infosys®
PRESS RELEASE

# Infosys Appoints Helene Auriol Potier as an Independent Director

*Appointment to be effective May 26, 2023*

**Bengaluru, India – May 26, 2023:** Infosys (NSE, BSE, NYSE: INFY), a global leader in next generation digital services and consulting, today announced the appointment of Helene Auriol Potier (DIN: 10166891) as an Independent Director of the Company, effective May 26, 2023. This appointment is based on the recommendation of the Nomination and Remuneration Committee of the Infosys Board, and is for a period of three years, subject to the approval of shareholders.



Ms. Helene Auriol Potier has built her career in digital technologies and in the telecommunications industry. A truly global career spanning multiple geographies, including the United States, Europe, Africa, and Asia.

She started her career in New York in telecommunications in 1986. In 1990, Helene joined the Canadian mobile technology company Nortel Networks Corporation where she spent 15 years and held various senior leadership positions among which were also Vice President Sales Mobile Division Worldwide and Vice President Services & Operations EMEA.

In 2005, Helene joined Dell Inc. She was the CEO Africa, Mediterranean and CEE.

She joined Microsoft Corporation in 2008. During her 10 years tenure at Microsoft, she served in various senior leadership capacities including CEO Microsoft Singapore and, Managing Director Artificial Intelligence Europe.

From November 2018 to December 2020, she was Executive Vice-President in charge of International Business B2B for Orange.

Helene is often called to speak on the topics of digital transformation, corporate governance and ESG.

She served as independent director on the boards of US listed company Mimecast Limited until May 2022, Ispen S.A. until May 2018 and Faiveley Transport S.A. until November 2016.

Helene received a Master of Science in Engineering from Telecom Paris and an Executive MBA from INSEAD.

Helene currently serves as independent non-executive director on the boards of Safran S.A., Accor S.A., Randstad N.V. and Oddo BHF S.C.A. She chairs the Accor board ESG committee and Oddo BHF board compensation committee. Helene is also ESG co-chair and board member at Institut Français des Administrateurs, (IFA), the French association of corporate directors. She is also a senior advisor at a leading global private equity firm.

Welcoming Helene to the Board, **D. Sundaram, Lead Independent Director and Chairperson of the Nomination and Remuneration Committee, Infosys,** said, "We are delighted to welcome Helene to the Board of Infosys. Her expertise in the domains of digital transformation and ESG, and her deep insights into key global markets and technology will be invaluable for us."

**About Infosys**
Infosys is a global leader in next-generation digital services and consulting. Over 300,000 of our people work to amplify human potential and create the next opportunity for people, businesses, and communities. With over four decades of experience in managing the systems and workings of global enterprises, we expertly steer clients, in more than 50 countries, as they navigate their digital transformation powered by the cloud. We enable them with an AI-powered core, empower the business with agile digital at scale and drive continuous improvement with always-on learning through the transfer of digital skills, expertise, and ideas from our innovation ecosystem. We are deeply committed to being a well-governed, environmentally sustainable organization where diverse talent thrives in an inclusive workplace.

Visit www.infosys.com to see how Infosys (NSE, BSE, NYSE: INFY) can help your enterprise navigate your next.

**Media contacts**:
For further information, please contact: **PR_Global@infosys.com**